SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

AMDOCS LIMITED
(Name of Subject Company (Issuer))
Amdocs Limited
(Name of Filing Persons (Offeror))

0.50% Convertible Senior Notes due 2024
(Title of Class of Securities)
02342TAC3
02342TAD1
(CUSIP Number of Class of Securities)

Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
Attention: Thomas G. O’Brien, Treasurer
(314) 212-8328
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

The Commission is requested to send copies of all communications to:
Robert A. Schwed, Esq.
WilmerHale LLP
300 Park Avenue
New York, New York 10022
(212) 937-7200

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,043	Filing party: Amdocs Limited
Form or Registration No.: Schedule TO-I	Date filed: 02/13/2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT TO AMENDMENT NO. 2
     This Amendment No. 2, the final amendment in connection herewith, amends and supplements the Tender Offer Statement on Schedule TO-I filed by Amdocs Limited, a company organized under the laws of the Island of Guernsey (“Amdocs”), with the Securities and Exchange Commission on February 13, 2009, as amended and supplemented on February 19, 2009 (the “Schedule TO”), relating to an offer to purchase for cash, on the terms and subject to the conditions set forth in the Notice of Put Right and Offer to Purchase, dated February 13, 2009 (as it may be supplemented or amended from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be supplemented or amended from time to time, the “Letter of Transmittal”), any and all of its outstanding 0.50% Convertible Senior Notes due 2024 (the “Notes”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. The Offer expired at 9:00 a.m., Eastern time, on March 16, 2009.
     Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.
Item 4. Terms of the Transaction.
     The information set forth in Item 4(a) is hereby amended and supplemented by adding the following:
     “The Offer expired at 9:00 a.m., Eastern time, on Monday, March 16, 2009. Amdocs has accepted for purchase $330,780,000 in aggregate principal amount of the Notes, which constituted all of the Notes validly tendered and not withdrawn, at a purchase price of $1,000 per $1,000 of principal amount of the Notes. The purchase price applies to all of the Notes accepted for payment pursuant to the Offer.
     On March 16, 2009, Amdocs issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.”
Item 11. Additional Information.
     The information set forth in Item 11(b) is hereby amended and supplemented by incorporating by reference the information contained in Item 4 above.
Item 12. Exhibits.
     The information set forth in Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit (a)(5)(ii) the following:
     “(a)(5)(ii) Press Release Regarding Results of the Offer, dated March 16, 2009.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Amdocs Limited
By:	/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative

Date: March 16, 2009

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Notice of Put Right and Offer to Purchase, dated February 13, 2009.*

(a)(1)(ii)	Letter of Transmittal, dated February 13, 2009.*

(a)(1)(iii)	Letter to Clients, dated February 13, 2009.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 13, 2009.*

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(i)	Press Release Regarding Offer, dated February 13, 2009.*

(a)(5)(ii)	Press Release Regarding Results of the Offer, dated March 16, 2009.

(b)	Credit Agreement, dated as of November 27, 2007, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 4.b.9 to Amdocs’ Annual Report on Form 20-F, filed December 3, 2007).

(d)(1)	Indenture, dated as of March 5, 2004, between Amdocs Limited and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Report on Form 6-K, filed March 5, 2004).

(d)(2)	Registration Rights Agreement, dated as of March 5, 2004, between Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Report on Form 6-K, filed March 5, 2004).

(g)	None.

(h)	None.

*	Previously filed.

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